I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      Merger

         [  ]     Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

               Principal International Emerging Markets Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-08249

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [  ]     Initial Application                [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  711 High Street
                  Des Moines, Iowa 50392-2080

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael D. Roughton, Senior Securities Counsel
                  Principal Financial Group
                  711 High Street
                  Des Moines, Iowa 50392-2080
                  (515) 248-3842

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

                  Principal Management Corporation
                  711 High Street
                  Des Moines, Iowa 50392-2080
                  (515) 247-6783

     NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [X]      Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                    Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Adviser: Principal Management Corporation
              711 High Street, Des Moines, Iowa  50392-2080

     Sub-Adviser:      Principal Global Investors
                       711 High Street, Des Moines, Iowa  50392

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Principal Underwriter:    Princor Financial Services Corporation
                               711 High Street, Des Moines, Iowa  50392-2080

13.  If the fund is a unit investment trust ("UIT") provide:
     (a)  Depositor's name(s) and address(es):
     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ]     Yes               [X]     No

     If Yes, for each UIT state: Name(s):

     File No.: 811-
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                 [X] Yes        [ ] No

     If Yes,  state the date on which the board vote took  place:

                                February 24, 2005

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                 [X] Yes        [ ] No

          If Yes, state the date on which the shareholder vote took place:

                                  June 16, 2005

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                                 [X] Yes        [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          June 30, 2005

     (b)  Were the distributions made on the basis of net assets?

                                 [X] Yes        [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

                                 [X] Yes        [ ] No

     (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [  ]     Yes              [  ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

                  [  ]     Yes              [  ]     No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                                [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                    [  ]     Yes               [X]     No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                    [  ]     Yes               [X]     No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                  [  ]     Yes              [  ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

                    [  ]     Yes               [X]     No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

             (i)      Legal expenses: $ 4,253

             (ii)     Accounting expenses: $3,965

             (iii)    Other expenses (list and identify separately): $ 54,745
                      Solicitor & Tabulator     $  23,560
                      Stamp Duties              $  22,100
                      PFPC support              $   5,455
                      Prospectus                $   3,053
                      Consultant                $     508
                      Board of Directors        $      69

             (iv)     Total expenses (sum of lines (i)-(iii) above): $ 62,963

     (b)  How were those expenses allocated?

          Each of the 22 separate funds of Principal Mutual Funds ("Acquired Funds") jointly incurred expenses relating to a reorganization. The first $1,000,000 of the expenses relating to holding a shareholder meeting in connection with the reorganization were allocated among the Acquired Funds based on the ratio of the open accounts of each Acquired Fund to the open accounts of all the Acquired Funds as of February 28, 2005. Principal Management Corporation (the "Manager") paid 50% of the balance of the expenses relating to the reorganization, and the remaining 50% was allocated among the Acquired Funds in the same manner as the first $1,000,000 of expenses.

     (c)  Who paid those expenses?

          Shareholders of the fund paid $34,613 and the Manager paid $28,350.

     (d) How did the fund pay for unamortized expenses (if any)? The Manager paid for any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes               [X]     No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [X]     No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [X]     No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

         Principal Investors Fund, Inc. - International Emerging Markets Fund


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-07572

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          File No. 333-123268, Form Type N-14, filed on March 11, 2005

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Principal International Emerging Markets Fund, Inc., (ii) he or she is the Vice President and Chief Financial Officer of Principal International Emerging Markets Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                              __/s/ Jill R. Brown______
                                              Jill R. Brown
                                              Vice President and Chief
                                                Financial Officer